Himalaya Shipping Ltd. (HSHP) – Approval of Issuance of Shares and Mandatory Notification of Trade

Hamilton, Bermuda, May 22, 2026

Reference is made to the announcements by Himalaya Shipping Ltd. (the "Company") regarding its share option program.

The Company has received exercise notices from the following primary insiders who are participants in the share incentive program:

Mr. Carl Erik Steen, Director, for the exercise of 75,000 share options at a strike price of US$6.49 per share. Following this transaction, Mr. Steen and his close associates will own 277,496 shares in the Company.

Mr. Vidar Hasund, Contracted CFO, for the exercise of 100,000 share options at a strike price of US$6.49 per share. Following this transaction, Mr. Hasund will own 100,000 shares and 20,000 share options in the Company.

The board of directors has consequently resolved to issue 175,000 new shares for delivery to the option holders subject to the option holders’ payment of the strike price of US$6.49 per share and to the Company's compliance with section 4.8.4.4 of Euronext’s Rule Book II and its relating Notice 4.8.4.4. The Company will make a separate announcement when such conditions are met and the new shares are issued.

This information is subject to the disclosure requirements in Article 19 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47 476 38 756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.